ANIMAS RESOURCES LTD.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392

August 26, 2009

 NR 09-18

Animas Resources signs contract for Santa Gertrudis drilling program.

Vancouver B.C. - Animas Resources Ltd. (“Animas” or the “Company”) is pleased to announce that it has signed a drilling agreement with Major Drilling de Mexico, S.A. de C.V. for up to 10,000 meters of drilling starting in October, 2009. The program details will be released shortly and will likely focus on  two major centers of mineralization.  In addition, the team plans to drill test several more conceptual targets where the geochemistry and geology are permissive for large gold systems.  The bulk of the drilling will be Reverse Circulation (RC) with core in the lower portions of the drill holes.

Gregory E. McKelvey, President & CEO of Animas commented “After a tremendous effort to remap the main part of a mining district, collect and compile vast amounts of geophysical and geochemical data, and essentially build almost from scratch a complete drill hole data base, the team has identified valid large scale targets within this 562 square kilometer mining district. We are poised to test the two best large alteration areas thought to be possible centers of gold mineralization, and have identified several other high priority targets worthy of testing to verify the presence of significant gold indications. The exploration of a mining district of this size is complex and takes considerable time to identify and verify the best targets. It is not the same as testing a single target on a much smaller land holding.  The drilling program is significantly cheaper this year relative to last, and because the team is now familiar with the regional geological structure and the mineralized targets, we will be able to drill more RC at a lower cost and faster than in 2008.  Core is critical in the mineralized areas; therefore selected intervals of each drill hole may be cored.  Drilling will start in October and there is the assurance of faster turnaround times in the assay labs.  In 2008, laboratory delays routinely hampered exploration efforts.  We should have sufficient results in time to make sound and wise decision regarding our extensive land holdings.”

In addition, Animas has contracted Dr. Roger Steininger to complete a review of the exploration potential and historic resources in the Greta-Ontario, La Gloria, Tracy, and El Tigre areas in the southern part of the district. Dr. Hugh Miller (mining engineer), during a recent site visit pointed out that these known occurrences may well be close enough in proximity to warrant the implementation and sequencing of satellite pits with a centralized processing facility.

Gregory E. McKelvey also commented “The southern part of the district has always been of interest, yet the deposits were too far from the central historic facilities to be economic for previous owners. The concept that Dr. Miller suggests is a small centralized facility that relies on the use of mobile equipment to extract ore from multiple work areas and might be reason enough to revisit this area for the oxide potential.  The known resources are historic and need a solid review, as does the potential below and adjacent to these historic resources. For the sake of communication, we will refer to this area / target as “Glorietta”.”

Location map – Deposits & Prospects – Southern Part of Santa Teresa Mining District

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, , timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.